Writer’s Direct Dial: (54) 11 5169 4873

E-Mail: ameszaro@multicanal.net.ar

November 23, 2005

BY EDGAR ELECTRONIC TRANSMISSION

Kathleen Kerrigan Securities and Exchange Commission Mail Stop 3561 100 F Street, NE CF/AD11 450 Fifth Street, N.W. Washington, D.C. 20549-3561

Re:	Multicanal S.A. Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004 (File No. 333-07112)

Dear Ms. Kerrigan:

By letter dated November 10, 2005 (the “Second Supplemental Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on Multicanal S.A.’s (“Multicanal”) supplemental response letter dated October 20, 2005 and first response letter dated September 22, 2005 in response to the Staff’s letters dated September 22, 2005 and September 7, 2005, respectively, commenting on the annual report on Form 20-F for the fiscal year ended December 31, 2004, as filed by Multicanal on June 20, 2005 (the “Annual Report”). Multicanal is submitting herewith via EDGAR responses to the Staff’s Second Supplemental Letter.

For convenience, we have reproduced below in bold the Staff’s comments, numbered to correspond with the numbers in your Second Supplemental Letter, and provided responses immediately below the comments.

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Form 20-F for Fiscal Year Ended December 31, 2004

1.

We note your response to prior comment 1 and have further comment. You state that had you accounted for the purchase of the subscribers as an acquisition of a business, you would have recognized both goodwill and intangibles. Tell us why you believe this purchase would have met the definition of a business under the guidance in EITF 98-3. We may have further comment.

Multicanal respectfully advises the Staff that Multicanal took into consideration the guidance included in EITF 98-3 to evaluate whether the purchase of those subscribers, a lesser component of an entity, constituted the acquisition of a business. In accordance with this rule we followed the three-step process referred to therein:
a)

First step: the elements included in the transferred set were the drops that provided access to the subscriber’s television set from the main cable (the short length of coaxial cable that carries the signal from the main cable to the subscriber’s television set) and the ability to obtain access to the subscribers.

b)	Second step: the set did not include the license and the networks (other than the drops).

c)

Third step: the missing elements described in clause (b) above were considered to be minor because they were obtained with relative ease and without significant cost as Multicanal already had licenses and networks to operate in those areas.

Additionally, Multicanal evaluated whether the nature of the revenue-producing activity of the component acquired would remain generally the same as before the transaction. Prior to the acquisition, the subscribers were provided cable services by the seller. After the transactions, these services were provided by Multicanal through its own networks. Multicanal considered that the transactions did not result in any substantive change in the nature of the revenue-producing activity. Furthermore, these acquisitions allowed Multicanal to become the sole provider of cable television services in the areas involved. Therefore, its existing operations in those areas benefited from these acquisitions. Through these acquisitions, Multicanal acquired the seller’s subscriber base as well as the ability to access potential customers in these zones.

The significant difference between the value of the subscribers acquired and the purchase price paid for them is an indicator of the existence of goodwill.

For these reasons, we believe the purchase of these subscribers would have met the definition of a business under the guidance in EITF 98-3.

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Additionally, in 2001 and 2002, for purposes of US GAAP, Multicanal recorded impairment charges on goodwill. To calculate the amount of the impairment, Multicanal aggregated the residual value of acquired subscribers to goodwill, and therefore wrote off this intangible asset. The full amount of the impairment charge was assigned entirely to goodwill instead of breaking it down between goodwill and intangible assets. This effect is reflected in the reconciliation of shareholders’ equity as of December 31, 2004 in the line “Impairment adjustment.”
Multicanal noticed that since the year ended December 31, 2002 onwards the amortization recorded under Argentine GAAP has not been reversed in the US GAAP reconciliation. However, as disclosed in response to comment 5, the amounts involved are not significant.
2.

If you continue to believe that the purchase of the subscribers meets the definition of a business, you should explain to us in detail how you determined that the remaining Ps. 24 million should not have been assigned to other intangible assets that meet the criteria in paragraph 39 of SFAS 141. In your response you should explain to us, in detail, why you did not assign any value to the types of assets identified in paragraph A14 of SFAS 141.

Had Multicanal treated the purchase of the subscribers as the acquisition of a business, Multicanal would have followed the guidance of SFAS 141 paragraph 39 to allocate the purchase price. Multicanal believes that other than goodwill and non-compete agreements, none of the examples of intangible assets that meet the criteria for recognition included in paragraph A 14 of SFAS 141 are relevant to the accounting of these transactions. In evaluating these examples, Multicanal considered that only the recognition of licenses, trademarks and non-competition agreements could have been applicable.
As Multicanal already had operations and one or more licenses in the relevant regions it did not need the seller´s license to continue rendering services. In fact, the licenses were not transferred in these transactions and that is why we did not assign any value to this intangible.
Multicanal intended to and, in fact, has used its own trademark to provide the services to the subscribers acquired in these transactions and, accordingly, it did not acquire the trademarks and related assets. As a result, no value was assigned to those assets either.
While there are non compete clauses in the agreements signed, Multicanal considered their value not to be material. The sellers upon the completion of the transactions removed their network and deregistered their licenses with the applicable regulatory agency. The value of the non-compete agreement would be the present value of the cash flows that would be lost if the seller were to compete, adjusted for the probability that the seller would compete, which Multicanal evaluated to be low.

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3.	Please explain to us how you determined that the Ps. 4 million assigned to the subscribers represents the fair value of this acquired asset.
Multicanal had determined the fair value of the subscribers acquired considering the expected cash flows to be generated by those subscribers during their estimated useful life. The useful life was determined considering the average churn rate prevailing at the time of the acquisition in Argentina, which was approximately 40% per year.

4.	Also, tell us what amortization period you would have used for both the intangible asset and the goodwill in determining the net book value as of December 31, 2004.
Multicanal considered that the value of the subscribers would have been fully amortized at the time of adoption of SFAS 142. Considering the estimated churn rate at the acquisition date of approximately 40%, as described in our response to the Staff comment 3, the useful life was estimated in approximately 2 years and a half.
Multicanal amortized goodwill until December 31, 2001 using a 20-year useful life. Since January 1, 2002, pursuant to SFAS 142 paragraph 18, goodwill is no longer amortized.

5.

If you revise your accounting for the acquisition of subscribers you should treat it as a correction of an error for US GAAP reporting purposes. It would be necessary for you to restate all reported periods pursuant to paragraph 36 of APB Opinion 20 and provide the disclosures called for in paragraph 37 of APB Opinion 20 in an amended Form 20-F. You should also indicate above each column in your reconciliations of net income and shareholders’ equity that the information has been restated. In addition, you should have your auditor reissue an updated opinion on the corrected financial statements.

The following chart sets forth the impact on the reported amounts that would result from reversion of the amortization of the value of acquired subscribers recorded under Argentine GAAP, that were fully impaired under US GAAP:

	Years ended December 31,
	2004	2003	2002
	Millions of Ps.
Income before cumulative effect of accounting change (as reported)	94.7	386.1	131.6
Amortization added back	1.4	1.4	1.4
Restated income before cumulative effect of accounting change	96.2	387.6	133.1

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	At December 31,
	2004	2003
	Millions of Ps.
Shareholders’ deficit in accordance with US GAAP (as reported)	(172.0)	(251.9)
Amortization added back	4.3	2.9
Restated shareholders’ deficit in accordance with US GAAP	(167.7)	(249,0)

Given the lack of materiality of the discrepancies involved, Multicanal respectfully requests that the Staff allow Multicanal to address the effect of the comment (Ps. 4.3 million gain) in the income statement for the year to be ended December 31, 2005 and to improve the related disclosures in future filings.
6.

If you believe that the purchase of the subscribers does not meet the definition of a business, we would continue to question why you did not revise the useful lives of the subscriber intangible assets to reflect Multicanal’s historic churn rate when applying the SFAS 142, paragraph 53 transition guidance. It may be necessary for you to revise your accounting in response to this comment.

Multicanal respectfully refers the Staff to the responses of the previous comments.

*          *          *          *

Multicanal acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 20-F and that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. Multicanal also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to the Annual Report, please do not hesitate to contact me at (54) 11-5169-4873 or our counsel, Andrés de la Cruz, at (49) 69-9710-3190.

Very truly yours,

/s/ Adrián Mészaros

Adrián Mészaros

Chief Financial Officer

cc:	Kathleen Krebs Daniel Zimmermann Securities and Exchange Commission
Andrés de la Cruz, Esq. Leslie N. Silverman, Esq. Cleary Gottlieb Steen & Hamilton LLP

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